UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AKOUOS, INC.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

00973J101

(CUSIP Number)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Sophia Hudson, P.C.

Sharon Freiman

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

October 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON ELI LILLY AND COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION INDIANA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,639,189*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,639,189*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

The reported amount reflects shares of common stock, par value $0.0001 per share, of Akouos, Inc. that may be deemed to be beneficially owned by the Reporting Persons as a result of certain voting rights pursuant to the Tender and Support Agreements described in Item 4 below.

1	NAMES OF REPORTING PERSON KEARNY ACQUISITION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,639,189*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,639,189*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

The reported amount reflects shares of common stock, par value $0.0001 per share, of Akouos, Inc. that may be deemed to be beneficially owned by the Reporting Persons as a result of certain voting rights pursuant to the Tender and Support Agreements described in Item 4 below.

Item 1.	SECURITY AND ISSUER

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), issued by Akouos, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 645 Summer Street, Suite 200, Boston, MA 02210.

Item 2.	IDENTITY AND BACKGROUND

This statement is being filed pursuant to Rule 13d-1 under the Act by Eli Lilly and Company, an Indiana corporation (“Lilly”), and Kearny Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Lilly (“Purchaser” and, together with Lilly, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is Lilly Corporate Center, Indianapolis, Indiana 46285. The principal business of Lilly is discovering, developing, manufacturing, and selling pharmaceutical products.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below) and purchase all of the outstanding Shares in the Offer and provide funding in connection with the Merger (as defined below) is approximately $610 million, plus related fees and expenses. The Reporting Persons expect to fund these payments out of cash on hand and borrowings at prevailing market interest rates under Lilly’s commercial paper program.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	PURPOSE OF TRANSACTION

This statement is being filed in connection with the Merger Agreement (defined below) and the Tender and Support Agreements (defined below).

On October 17, 2022, Lilly, the Issuer and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to, and upon the terms and subject to the conditions of which, Purchaser will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding Shares in exchange for (a) $12.50 per Share, net to the stockholder in cash, without interest (the “Cash Consideration”) and less any applicable tax withholding, plus (b) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent selected by Lilly and reasonably acceptable to the Issuer (the Cash Consideration plus one CVR, collectively, the “Offer Price”). The obligations of Purchaser to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to various conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer that number of Shares that, together with the number of Shares, if any, then owned beneficially by Lilly and Purchaser (together with their wholly-owned subsidiaries), would represent a majority of the Shares outstanding as of the consummation of the Offer, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any agreement with any governmental body not to consummate or to delay consummation of the transactions, (iii) the accuracy of the Issuer’s representations and warranties set forth in the Merger Agreement, and the performance of the Issuer’s covenants set forth in the Merger Agreement, in each case in certain respects, to specified standards of materiality, (iv) that no court of competent jurisdiction or other governmental body has issued an order, decree, or ruling, enacted any law or taken any other action restraining, enjoining, or otherwise prohibiting the Offer or the Merger and (v) the other conditions set forth in Annex I to the Merger Agreement.

After the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Issuer pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Issuer continuing as the surviving corporation and becoming a wholly-owned subsidiary of Lilly (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Issuer or owned by the Issuer, or owned by Lilly, Purchaser or any direct or indirect wholly-owned subsidiary of Lilly or Purchaser or (ii) Shares that are held by stockholders who are entitled to and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL), including each Share that is subject to vesting or forfeiture restrictions granted pursuant to a Company Equity Plan (as defined in the Merger Agreement, and such Shares, “Restricted Stock”), will be converted into the right to receive the Offer Price, without interest and less any applicable tax withholding, from Purchaser.

The Merger Agreement provides for the following treatment of the Issuer’s equity awards:

•

at the Effective Time, each outstanding stock option to purchase Shares granted by the Issuer having an exercise price less than the Cash Consideration (each such option, a “Cash-Out Stock Option”), will automatically be cancelled, by virtue of the Merger and without any action on the part of any holder of any Cash-Out Stock Option, and each holder of such Cash-Out Stock Option will be entitled to receive (without interest) (x) an amount in cash (less any applicable tax withholdings) equal to the product of (A) the excess, if any, of the Cash Consideration over the applicable exercise price per share underlying such Cash-Out Stock Option multiplied by (B) the total number of Shares subject to such Cash-Out Stock Option and (y) one CVR for each Share subject to such Cash-Out Stock Option immediately prior to the Effective Time (without regard to vesting);

•

effective as of five business days prior to the date on which the closing of the Merger occurs (the “Closing Date”), or such other date occurring prior to the Closing Date (but in no event fewer than two business days prior to the Closing Date) as may be determined by the Issuer’s board of directors in its reasonable discretion and in accordance with the terms of the Issuer’s equity plans (such date, the “Acceleration Date”), each outstanding and unexercised stock option granted by the Issuer having an exercise price equal to or greater than the Cash Consideration (each such option, an “Exercisable Pre-Close Stock Option”) will vest in full and become exercisable up to and through the close of regular trading on the The Nasdaq Global Select Market (“Nasdaq”) on the second business day following the Acceleration Date (such second business day, the “Last Exercise Date”) in accordance with the terms and conditions of such Exercisable Pre-Close Stock Option in effect on the date of the Merger Agreement, and such Exercisable Pre-Close Stock Options will terminate and be of no further force or effect as of immediately prior to the Effective Time if not exercised by the holder on or prior to the close of regular trading on the Last Exercise Date; and

•

each Share of Restricted Stock that is outstanding immediately prior to the Effective Time will vest in full as of immediately prior to the Effective Time and will be treated in the same manner as all other Shares in the Merger, subject to applicable tax withholding.

Concurrently with entry into the Merger Agreement, Lilly and Purchaser entered into Tender and Support Agreements, each dated as of October 17, 2022, with (i) Emmanuel Simons, President and Chief Executive Officer of the Issuer (the “Simons Tender and Support Agreement”), (ii) 5AM Ventures V, L.P. and 5AM Opportunities I, L.P. (collectively, the “5AM Tender and Support Agreement”), and (iii) New Enterprise Associates 16, L.P. and NEA Ventures 2018, L.P. (the “NEA Tender and Support Agreement”, and collectively with the Simons Tender and Support Agreement and the 5AM Tender and Support Agreement, the “Tender and Support Agreements”). Pursuant to the Tender and Support Agreements, each Stockholder (as defined therein) has agreed, among other things, (i) to tender all of the Shares held by such Stockholder (the “Subject Shares”) in the Offer, subject to certain exceptions (including the valid termination of the Merger Agreement), (ii) to vote against other proposals to acquire the Issuer and (iii) to certain other restrictions on its ability to take actions with respect to the Issuer and its Shares.

In furtherance of each Stockholder’s covenants under the Tender and Support Agreements, and for so long as such Stockholder’s Tender and Support Agreement has not been validly terminated, each Stockholder agreed to appoint Lilly as its attorney-in-fact and proxy to vote its Subject Shares, to the full extent of such Stockholder’s voting rights, against the corporate transactions described in the immediately preceding paragraph. Accordingly, shared voting power with respect to, and beneficial ownership of, the Subject Shares may be deemed to have been acquired by Lilly through execution of the Tender and Support Agreements.

Schedule B attached hereto contains the name and number of Shares beneficially held by each Stockholder (as represented to Lilly by such Stockholder) (in aggregate, the “Covered Shares”).

The purpose of the Offer is for Lilly, through Purchaser, to acquire control of the Issuer. The Offer would be the first step in Lilly’s acquisition of the entire equity interest in the Issuer. The Offer is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as soon as practicable thereafter. At the Effective Time, (i) the certificate of incorporation and the bylaws of the Issuer will be amended and restated in their entirety in each case pursuant to the form attached to the Merger Agreement and (ii) the directors and officers of Purchaser immediately prior to the Effective Time will become the initial directors and officers of the Issuer, in each case, until the earlier of their death, resignation or removal, or until their successor is duly elected and qualified.

Following the Merger, the Issuer will become a wholly-owned subsidiary of Lilly. In addition, Lilly will cause the Shares to be delisted from the Nasdaq and deregistered under the Act.

Except as set forth in this statement and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreements, and the respective transactions contemplated thereby, do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement (which includes the form of the CVR Agreement as Annex IV), listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on October 18, 2022. A copy of the Tender and Support Agreements, listed as Exhibits 2.2, 2.3 and 2.4 hereto, are incorporated by reference to Exhibits 2.2, 2.3 and 2.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 18, 2022.

In connection with the proposed acquisition of the Issuer, Lilly will cause Purchaser to commence the Offer for all of the outstanding Shares. The Offer has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the Offer materials that Lilly and Purchaser will file with the SEC upon commencement of the Offer. A solicitation and offer to buy outstanding Shares will only be made pursuant to the Offer materials that Lilly and Purchaser intend to file with the SEC. At the time the Offer is commenced, Lilly and Purchaser will file a tender offer statement on Schedule TO, and the Issuer will file a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF THE ISSUER ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF THE ISSUER SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES IN THE OFFER. The Offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will be made available to all investors and stockholders of the Issuer at no expense to them at Lilly’s website at investor.lilly.com and (once they become available) will be mailed to the stockholders of the Issuer free of charge. The information contained in, or that can be accessed through, Lilly’s website is not a part of, or incorporated by reference in this filing. The Offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the SEC’s website at www.sec.gov.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 36,932,597 Shares issued and outstanding as of October 14, 2022 (based on the representation by the Issuer in the Merger Agreement) plus an additional 932,335 Shares issuable in respect of stock options beneficially owned by, and subject to the Tender and Support Agreement with, Emmanuel Simons.

As a result of the Tender and Support Agreements, (i) Lilly may be deemed to have the power to vote up to 9,639,189 Covered Shares against certain matters set forth in Item 4 above, and thus, Lilly may be deemed to be the beneficial owner of 9,639,189 Covered Shares and (ii) Purchaser may be deemed to be the beneficial owner of such Covered Shares.

Other than those Shares that may be deemed to be beneficially owned in connection with the Tender and Support Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Act, do not beneficially own any Shares.

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Tender and Support Agreements, except as otherwise expressly provided in the Tender and Support Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Act, the beneficial owners of any Shares covered by the Tender and Support Agreements.

(c) Except pursuant to the Merger Agreement and the Tender and Support Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no person, other than the applicable Stockholder under the applicable Tender and Support Agreement, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the Merger Agreement and the Tender and Support Agreements described above, which are incorporated into this Item 6 by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of October 17, 2022, by and among Eli Lilly and Company, Kearny Acquisition Corporation and Akouos, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Akouos, Inc. with the SEC on October 18, 2022).

2.2	Tender and Support Agreement, dated October 17, 2022, by and among Eli Lilly and Company, Kearny Acquisition Corporation, and Emmanuel Simons (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Akouos, Inc. with the SEC on October 18, 2022).

Exhibit	Description

2.3	Tender and Support Agreement, dated October 17, 2022, by and among Eli Lilly and Company, Kearny Acquisition Corporation, 5AM Ventures V, L.P., and 5AM Opportunities I, L.P. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Akouos, Inc. with the SEC on October 18, 2022).

2.4	Tender and Support Agreement, dated October 17, 2022, by and among Eli Lilly and Company, Kearny Acquisition Corporation, New Enterprise Associates 16, L.P., and NEA Ventures 2018, L.P. (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Akouos, Inc. with the SEC on October 18, 2022).

99.1*	Joint Filing Agreement, dated as of October 27, 2022, by and among Eli Lilly and Company and Kearny Acquisition Corporation.*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELI LILLY AND COMPANY

Date: October 27, 2022	By:	/s/ Anat Ashkenazi
	Name:	Anat Ashkenazi
	Title:	Executive Vice President and Chief Financial Officer

KEARNY ACQUISITION CORPORATION

Date: October 27, 2022	By:	/s/ Philip L. Johnson
	Name:	Philip L. Johnson
	Title:	President